UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 13, 2003

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. Fourth Quarter 2002 Forecast

The forecast items for fourth quarter 2002 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document, and replace the guidance for these items set forth in EOG's Current Report on Form 8-K filed October 21, 2002.

Estimates are provided in the attached table which is incorporated by reference herein.

II. 2003 Forecast

EOG has not completed its capital budgeting and planning process for calendar year 2003. It is currently targeting total company production growth of approximately 5-6% per basic share for the full year 2003.

III. Fourth Quarter 2002 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Costless Collar Contracts

Presented below is a summary of EOG's fourth quarter 2002 natural gas and crude oil financial price swap contracts and natural gas costless collar contracts. EOG accounts for these price swap and costless collar contracts using the mark-to-market accounting method.

- Natural Gas Financial Price Swap Contracts

    EOG had price swap contracts in place, which are closed, covering notional volumes of 200,000 MMBtud at an average price of $3.13 per MMBtu for October 2002 and notional volumes of 75,000 MMBtud at an average price of $3.35 per MMBtu for November and December 2002.

- Crude Oil Financial Price Swap Contract

  EOG had a price swap contract in place, which is closed, covering notional volumes of two thousand barrels of oil per day at a price of $21.50 per barrel for the period October 2002 through December 2002.

- Natural Gas Costless Collar Contracts

  EOG had costless collar contracts in place covering notional volumes of 100,000 MMBtud with a floor price of $3.10 per MMBtu and ceiling prices that averaged $3.43 per MMBtu for October 2002. These contracts closed at a settlement price greater than the ceiling price.

For the fourth quarter 2002, EOG anticipates a loss from outstanding mark-to-market commodity financial price swap and collar contracts of $7.1 million compared to a gain of $2.7 million for the prior year period. During the same period, net cash outflows from outstanding commodity price swap and collar contracts were $11.2 million, which included a $1.8 million premium payment in October 2002 for a 2003 collar contract, compared to net cash inflows of $34.3 million for the comparable period in 2001.

IV. 2003 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Collar Contracts

Presented below is a summary of EOG's 2003 natural gas and crude oil financial price swap contracts and natural gas collar contracts. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Volume (MMBtud)
March	$5.12	50,000
April	$4.90	50,000
May	$4.78	50,000
June	$4.73	50,000
July	$4.74	50,000
August	$4.74	50,000
September	$4.71	50,000
October	$4.70	50,000

(b) Crude Oil Financial Price Swap Contracts

	Average Price ($/Bbl)	Volume (Bbld)
January	$27.34	2,000
February	$26.91	2,000
March	$27.96	4,000
April	$27.30	4,000
May	$26.63	4,000
June	$26.10	4,000
July	$25.63	4,000
August	$25.28	4,000
September	$24.98	4,000
October	$24.71	4,000
November	$24.52	4,000
December	$24.32	4,000

(c) Natural Gas Collar Contracts - Presented below are EOG's 2003 natural gas collar contracts and their respective volumes, with floor and ceiling prices expressed in $/MMBtu.

	10,000 MMBtud		15,000 MMBtud		25,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price	Floor Price	Ceiling Price
February	$4.22	$6.22	$4.30	$6.30	$4.19	$5.05
March	$4.15	$6.15	$4.20	$6.20	$4.08	$5.00
April	$4.01	$6.01	$4.02	$6.03	$3.88	$4.80
May	$3.92	$5.92	$3.88	$5.89	$3.78	$4.70
June	$3.89	$5.89	$3.89	$5.90	$3.78	$4.70
July	$3.91	$5.91	$3.89	$5.90	$3.79	$4.73
August	$3.91	$5.91	$3.91	$5.91	$3.79	$4.73
September	$3.89	$5.89	$3.87	$5.87	$3.77	$4.73
October	$3.90	$5.90	$3.87	$5.87	$3.77	$4.73
November	$4.04	$6.04	$4.02	$6.03	$3.91	$4.90
December	$4.18	$6.18	$4.15	$6.16	$4.04	$5.05

	25,000 MMBtud		50,000 MMBtud*	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
January	-	-	$3.87	$6.09
February	$4.22	$6.08	$3.76	$5.98
March	$4.15	$6.01	$3.61	$5.83
April	$4.01	$5.87	$3.59	$4.97
May	$3.92	$5.78	$3.54	$4.92
June	$3.89	$5.75	$3.56	$4.94
July	$3.91	$5.77	$3.59	$4.97
August	$3.91	$5.77	$3.60	$4.98
September	$3.89	$5.75	$3.60	$4.98
October	$3.90	$5.76	$3.60	$4.98
November	$4.04	$5.90	$3.77	$5.15
December	$4.18	$6.04	$3.92	$5.30

*Contract purchased at a premium of $0.10 per MMBtu, that was recognized in fourth quarter 2002 earnings and cash flows. The January portion of this contract closed at a settlement price within the price range without any first quarter 2003 financial impact.

IV. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/MMBtu	US Dollars per million British thermal units
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
Bbld	Barrels per day
MMBtu	Million British thermal units
MMBtud	Million British thermal units per day
MMcfd	Million cubic feet per day
Mbd	Thousand barrels per day
MM	Millions
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: January 13, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

EOG Resources, Inc.
Estimated Ranges

	4Q 2002		
Daily Production			
Natural Gas (MMcfd)			
US	625	-	650
Canada	150	-	165
Trinidad	145	-	160
Total	920	-	975
Crude Oil (Mbd)			
US	17.0	-	19.0
Canada	1.5	-	2.5
Trinidad	2.0	-	2.9
Total	20.5	-	24.4
Natural Gas Liquids (Mbd)			
US	2.0	-	3.0
Canada	0.5	-	1.0
Total	2.5	-	4.0
Operating Costs			
Unit Costs ($/Mcfe)			
Lease and Well	$0.45	-	$0.48
Total Depreciation, Depletion and Amortization	$0.98	-	$1.02
Expenses ($MM)			
Exploration, Dry Hole and Impairment	60.0	-	70.0
General and Administrative	20.0	-	25.0
Capitalized Interest	1.9	-	2.3
Net Interest	14.0	-	16.0
Taxes Other than Income (% of Revenue)	6.0	-	7.2
Taxes			
Effective Rate	20%	-	30%
Deferred Ratio	> 100%		
Preferred Dividends ($MM)	2.5	-	3.0
Shares Outstanding (MM) at December 31, 2002			
Basic	114.4		
Diluted (based on stock price of $39.92)	116.4		
Capital Expenditures Excluding Acquisitions and Trinidad Ammonia Investments ($MM) - FY 2002			
North America	700	-	740
International	30	-	50
Total	730	-	790
Pricing			
Natural Gas ($/Mcf)			
Differentials (include the effect of physical contracts)			
United States - below NYMEX Henry Hub	$0.25	-	$0.45
Canada - below NYMEX Henry Hub	$0.50	-	$0.70
Realizations			
Trinidad	$1.15	-	$1.25
Crude Oil ($/Bbl)			
Differentials			
US - below WTI	$0.60	-	$1.00
Canada - below WTI	$2.50	-	$3.75
Trinidad - below WTI	$1.50	-	$2.00